Ms. Laura Crotty
Securities & Exchange Commission
Washington D.C. 20549
USA

15 October 2009

Ref:	Trinity Biotech plc Form 20-F for year ended December 31, 2008 Filed April 7, 2009 File no. 000-22320

Dear Ms. Crotty,

In reference to your letter dated September 9, 2009, I confirm that we intend to respond to the matters raised within the next four weeks. The reason for the delay in replying is that I only received your letter today by mail. I did not receive your faxed copy.

My fax number for future correspondence is +353 2769888.

Yours sincerely,

Kevin Tansley
Kevin Tansley
Chief Financial Officer
Trinity Biotech plc